Therapeutics Acquisition Corp.

200 Berkeley Street, 18th Floor

Boston, MA 02116

June 8, 2021

VIA EDGAR

Mr. Eric Atallah

Mr. Brian Cascio

Ms. Abby Adams

Mr. Chris Edwards

Office of Life Sciences
U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Therapeutics Acquisition Corp.
Acceleration Request for Registration Statement on Form S-4
File No. 333-333-254600

Requested Date:	June 9, 2021
Requested Time:	4:30 p.m. Eastern Standard Time

Dear Ms. Atallah, Mr. Cascio, Ms. Adams and Mr. Edwards:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Therapeutics Acquisition Corp. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 9, 2021, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Laurie Burlingame at (617) 570-1879. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Laurie Burlingame, by email at LBurlingame@goodwinlaw.com.

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If you have any questions regarding this request, please contact Laurie Burlingame of Goodwin Procter LLP at (617) 570-1879.

Sincerely,

Therapeutics Acquisition Corp..

/s/ Matthew Hammond
Matthew Hammond
Chief Financial Officer

cc:

Laurie Burlingame, Esq., Goodwin Procter LLP

Daniel Espinoza, Esq., Goodwin Procter LLP

Blake Liggio, Esq., Goodwin Procter LLP

Jocelyn Arel, Esq., Goodwin Procter LLP

Jay Knight, Esq., Bass, Berry & Sims PLC

Susan Sidwell, Esq., Bass, Berry & Sims PLC